

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Thomas S. McHugh
Chief Financial Officer
K-V Pharmaceutical Company
One Corporate Woods Drive
Bridgeton, MO 63044

> **Re: K-V Pharmaceutical Company**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed December 27, 2010**
> **File No. 001-09601**

Dear Mr. McHugh:

    We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief